

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 10, 2009

Dr. L.S. Smith
Chief Executive Officer
DGSE Companies, Inc.
11311 Reeder Road
Dallas, Texas 75229

RE: DGSE Companies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 31, 2009
Form 10-Q for Fiscal Quarter Ended September 30, 2009
Filed November 16, 2009
File No. 1-11048

Dear Dr. Smith:

We have reviewed your response letter dated November 20, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 15. Exhibits and Financial Statement Schedules, page 23

Consolidated Financial Statements, page 29

Consolidated Statements of Operations, page 30

1. We reviewed your response to comment five in our letter dated November 2, 2009. We believe impairment losses related to marketable securities are properly classified in other non-operating income and expenses and a reclassification is not required. Please explain in further detail why the losses should be classified in operating income.

Note 10 – Earnings Per Common Share, page 44

2.   We reviewed your proposed disclosures in response to comment seven in our letter dated November 2, 2009. Please explain to us why all outstanding warrants were anti-dilutive for the year ended December 31, 2007. In this regard, it appears that the average market price of your common stock during the period exceeded the exercise price of outstanding warrants. Refer to FASB ASC 260-10-45-22 through 260-10-45-27.

Form 10-Q for Fiscal Quarter Ended September 30, 2009

Exhibits

3.   Please amend the filing to provide the certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350). Refer to Item 601(b)(32) of Regulation S-K.

Exhibit 31.1

4.   The certification provided by your Chairman and Chief Executive Officer does not conform to Item 601(b)(31) of Regulation S-K and is not required since you provided a conforming certification from your Chief Executive Officer. Please either revise the certification provided by your Chairman and Chief Executive Officer or remove the certification in the amendment requested in the preceding comment.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief